Soraban



THANKS ⌄

Dear investors,

Investors,
2024–2025 has been overall a strong year for Soraban. We launched multiple products while maintaining strong operational efficiency — ending 2024. We closed a round in March and are heads-down executing post-fundraise. Key wins are launching multiple products, and reinforcing our sales infrastructure for long-term scalability.Thank you for being part of this journey — and as always, we'd love your intros, insights, and feedback.

We need your help!

We're excited to start building new distribution channels and strategic partnerships post our fundraise. We'd love intros to:- AI/ML engineers with at least 5 years of production ML experience- Field marketer and Demand gen- Mid-sized CPA/accounting firm you are working with- Potential partners or

...and sized CPA/accounting firm you are working with. Potential partners or resellers with access to CPA firm network

Sincerely,

Enoch Ko

Founder/CEO

How did we do this year?

REPORT CARD

A-

☺ The Good

Strong ARR Growth

Key hires in engineering, GTM, and ops.

successfully closed our Series A in March 2025

☹ The Bad

Challenge ins onboarding due to amount of customers we've brought on

Challenges in prioritizing requests from customers

Team challenges on upsells and renewals; applying industry best practices.

2024 At a Glance

January 1 to December 31



$904,330 +160%
Revenue



-$2,398,450
Net Loss



$1,275,467 +186%
Short Term Debt



$1,100,000
Raised in 2024



$13,316,341
Cash on Hand
As of 05/ 5/25

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



Net Margin: -265%   Gross Margin: 70%   Return on Assets: -95%   Earnings per Share: -$0.26

Revenue per Employee: $32,298   Cash to Assets: 99%   Revenue to Receivables: ~   Debt Ratio: 51%


GAAP_Financial_Report_-_Soraban.docx.pdf

We ❤ Our 100 Investors

Thank You For Believing In Us

Jiwon Moon	Miguel Costa	Alex Lebon	Jason G Croft	William McGuire	Darryl Johne Paran
Jason Eaton	Francisco Malafaya	Jeffrey Baron	Mario Johnson	Shui Chong Tong	Kok Heng Leong
Alexander Rojas	Meredith Webb	Luke Williams	David Michael Brown	Jerry Tsai	Muhan Zhang
Raymond Brown	Chad Horstman	Emily Rasmussen	Charlene Sealy	Darren Kong	Glen J Stroup
Kennedy Thibou	Amir Nader A Ghazvini	Jeff Lai	Keiji Oenoki	Colin Barceloux	Nathaniel Waldeisen
Keny Petit-Frere	Joven SALA	Luinel Montoban	Don Oliver	James Houck	RAMON PASCUAL
Gregory K Plambeck	Saeed Kashkash	Jacob Clement	Zhi Farn	Arlen Dean	Brenda Chae
Kyloon Chuah	Gloria S	Jonathan Heiss	Arnav Roy	Sean Coleman	Patrick Enweronye
Jacobus Dirk...	Dennis Parker	Karthik Thenkondar	Vinay S	Sami Alsaleh	Andy Su
Andrew Perlin	Gabriel Paravisini	Kenneth Alan Jackso...	Will Buckner	Nikhil Saraf	Ayokunle Ogundeji
Dan TRAN	Jo Smith	Axel De La Harpe	Enos Smith	Anthony Runnels	Kris Bobo
Yien Sing Ang	Ken Rudominer	Yiew Chyi Ang	Justin Olson	Howard M Hadley	Max Marchione
Emilio Mendoza					

Thank You!

From the Soraban Team



Enoch Ko in

Founder/CEO

Worked with several enterprise companies to rewrite SaaS products and scale their internal software. Built an automated bookkeeping tool from scratch. BS in computer...

Details

The Board of Directors

Director	Occupation	Joined
Enoch Ko	CEO/Founder @ Soraban	2019

Officers

Officer	Title	Joined
Enoch Ko	CEO	2019

Voting Power ❓

Holder	Securities Held	Voting Power
Enoch Ko	4,052,651 Common Stock	38.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
07/2020	$20,000	Safe	Regulation D, Rule 506(c)
12/2020	$78,268		4(a)(6)
12/2020	$125,000	Safe	Other
12/2020	$25,000	Safe	Other
08/2021	$12,500	Safe	Other
09/2021	$500,000	Safe	Other
09/2021	$400,000	Safe	Other
09/2021	$325,000	Safe	Other
04/2022	$5,000	Safe	Other
11/2022	$50,000	Safe	Other
08/2024	$1,100,000	Safe	Other

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	11,000,000	4,321,360	Yes
Series Seed 1 Preferred	1,067,995	1,067,995	Yes
Series Seed 2 Preferred	383,788	383,788	Yes
Series Seed 3 Preferred	27,412	27,412	Yes
Series Seed 4 Preferred	85,772	85,772	Yes
Series Seed 5 Preferred	22,843	22,843	Yes
Series Seed 6 Preferred	308,386	308,386	Yes
Series Seed 7 Preferred	182,745	182,745	Yes
Series Seed 8 Preferred	129,228	129,228	Yes
Series A	2,533,572	2,533,572	Yes

Warrants: 0
Options: 1

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In terms of revenue, it could be that our financial projections are not accurate or that it takes longer (if at all) to meet projections. If this is the case, our investors may experience a lengthy period on their rate of return or lack of return that is well below that of other investment opportunities.

Although a team is experienced in the accounting and review process, the founder has not been involved in the audit. There is also limited proof of the margins of the business model.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it was unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

The Company relies on Amazon Web Services for hosting and other third-party technology vendors such as Stripe, Braintree, Google, Plaid, Quickbooks, and Paypal for integrations and financial services. Any interruption in the availability of these services could have a material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges to our users and service offerings. Our long-term vision is to extract all third-party hosting requirements in order to become independently sustainable.

We intend to add new services on our websites, such as bookkeeping and tax return preparation. These or other new services could result in new costs of doing business. There could be new expenses associated with tackling new and different competition, meeting new infrastructure requirements, and solving new legal and regulatory challenges. We can't guarantee revenues earned from providing new services will cover potential expenses.

Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2) and, as a result, the following must be disclosed: (i) the financial information that has been omitted is not otherwise available and will be provided by an amendment to the offering materials; (ii) the investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision; and (iii) no investment commitments will be accepted until after such financial information has been provided.

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal, or operational consequences. Our user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which brings a parallel increase in risk.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company

to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the

following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Soraban, Inc.

Delaware Corporation
Organized February 2019
28 employees
25 S Arizona Pl 5th Floor
Unit 539
Chandler AZ 85225 http://www.soraban.com

Business Description

Refer to the Soraban profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Soraban has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

It appears that the last time we filed it was in 2020.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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